EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES NEW DISCOVERY ALONG THE ANIMAS VEIN CORRIDOR AT PANUCO

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, April 14, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 19 new drill holes targeting the Animas Vein Corridor, at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are centered on two zones, the Rosarito Zone, which was included in the March 2022 maiden resource estimate, and the Cuevillas Zone, a new discovery located near perpendicular to Rosarito, at the northern end of the Animas Vein Corridor.

Highlights

•	Cuevillas: AM-22-42 returned 1,088 grams per tonne (g/t) silver equivalent (AgEq) over 1.26 metres true width (mTW) (787 g/t silver, 3.65 g/t gold, 0.09 % lead and 0.19 % zinc)
•	Cuevillas: AM-21-39 returned 261 g/t AgEq over 5.66 mTW (124 g/t silver, 0.98 g/t gold, 0.40 % lead and 1.27 % zinc)
•	Rosarito: AM-21-31 returned 652 g/t AgEq over 4.71 mTW (391 g/t silver, 2.23 g/t gold, 1.48 % lead and 1.09 % zinc)

"While drilling in late 2021 focussed primarily on delivering the maiden resource estimate, Vizsla continued its exploration efforts in order to identify and test new targets across the Project," commented Michael Konnert, President and CEO. "Given the current resource base comprises less than five percent of the known mapped/sampled veins in the district, the Company is confident in its ability to uncover new centers of mineralization. This was reinforced by multiple high-grade drill intercepts from the Rosarito and Cuevillas zones, located at the northern end of the Animas Vein Corridor. Both of these zones are open for expansion and represent only two of several excellent targets that extend beneath historic workings in the central portion of the Property. Vizsla now has seven of its thirteen planned drill rigs devoted to testing new exploration targets and looks forward to growing these zones of mineralization ahead of the Company's resource update planned for the second half of 2022."

Figure1: Plan map of recent drilling along the north end of the Animas Vein Corridor (CNW Group/Vizsla Silver Corp.)

About the Animas Vein Corridor results

Initial underground sampling and drilling completed by Vizsla in 2020 targeted extensions to known mineralization beneath historic workings along the Animas Vein Corridor. These early results, marked by underground samples grading up to 140.0 g/t silver and 1.67 g/t gold over 11.90 metres and drill-hole intercepts beneath existing mine workings reporting 231 g/t silver and 2.19 g/t gold over 6.75 metres including 821 g/t silver and 5.08 g/t gold over 1.50 metres (see press releases dated May 12, 2020 and August 13, 2020), highlighted the potential of the Animas Corridor to host additional mineralization beneath the old workings. However, due to a lack of accurate/detailed underground plans combined with the exploration success being realized at Napoleon and Tajitos, exploration in the area was deferred.

By late 2021, Vizsla had collected enough data to accurately locate all significant workings in the north end of the Animas Vein Corridor and the Company recommenced drilling in this area. Ultimately, three high priority targets were developed: Rosarito, Cuevillas and La Muñeca. The first two have been drilled and are reported in this news release, and drilling has commenced at La Muñeca.

A compilation of historic mine workings, drilling and underground sampling suggests that the Animas Vein Corridor might be rotated to the north. If so, this event may have preserved mineralization beneath old workings in the northern half of the corridor.

The Rosarito Zone is situated along the main Animas Vein at the intersection of a high angle northeast trending splay vein (Figure 1). Drilling completed to date has traced a panel of continuous mineralization over 170 metres long by approximately 80 metres beneath the lowest level of historic workings and remains open along strike and to depth. The 11 Rosarito holes reported in this news release were included in the Company's March 2022 maiden resource estimate. Rosarito currently hosts an estimated in-situ indicated resource of 719Koz AgEq grading 191 g/t AgEq and an in-situ inferred resource of 553Koz AgEq grading 188 g/t AgEq (The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco).

The Cuevillas Vein is a northeast trending vein that intercepts the Rosarito resource nearly perpendicular to strike, hosted within the hanging wall of the Animas Vein. To date, drilling has highlighted a panel of mineralization over 100 metres long by 100 metres deep with assays pending on two new holes. Cuevillas represents a new discovery outboard of the maiden resource areas where mineralization remains open along strike and to depth.

The Company believes the northern end of the Animas Vein Corridor has significant potential to host additional resources and will continue to explore this area throughout 2022. Additionally, the Company is reviewing the potential to utilize existing workings in the area to conduct underground drilling. This may provide improved access to drill more vein intercepts in less time at lower overall costs.

Figure 2: Rosarito Zone Contour Longitudinal Section (CNW Group/Vizsla Silver Corp.)

Figure 3: Cuevillas Zone Contour Longitudinal Section (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEg	Comments
	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
AM-21-26	250.50	256.50	6.00	5.84	39	0.48	0.21	1.91	155	Rosarito
AM-21-27	238.40	241.60	3.20	3.09	84	1.30	0.18	0.27	204	Rosarito
AM-21-28	241.50	244.50	3.00	2.72	80	0.42	0.03	0.17	121	Rosarito
AM-21-29	244.50	250.50	6.00	5.25	85	0.50	0.02	0.06	128	Rosarito
AM-21-30	208.35	209.50	1.15	1.14	121	2.21	1.93	3.20	474	Rosarito
AM-21-31	231.30	236.10	4.80	4.71	391	2.23	1.48	1.09	652	Rosarito
AM-21-32	248.20	255.85	7.65	7.13	39	1.16	0.14	0.80	166	Rosarito
AM-21-33	253.50	256.80	3.30	3.19	45	0.43	0.13	0.49	102	Rosarito
AM-21-34	199.00	199.30	0.30		1,490	12.85	0.02	0.04	2,519	HW
And	217.90	220.50	2.60	2.36	37	0.55	0.21	0.36	101	Rosarito
AM-21-35	did not reach target
AM-21-36	214.50	219.20	4.70	4.62	29	1.24	0.06	0.25	140	Rosarito
AM-21-37	216.40	217.50	1.10	1.10	195	1.17	0.03	0.06	291	Rosarito
AM-21-38	no significant value
AM-21-39	346.75	349.00	2.25		202	0.97	0.07	0.16	288	FW
And	364.20	370.50	6.30	5.66	124	0.98	0.40	1.27	261	Cuevillas
And	378.15	381.35	3.20		30	0.11	1.01	8.11	373	FW
AM-22-40	322.05	322.55	0.50		1,040	2.82	0.03	0.07	1,269	HW
And	349.00	350.70	1.70	1.14	312	1.23	0.11	0.24	422	Cuevillas
And	378.20	380.60	2.40		959	5.97	0.10	0.22	1,448	FW
AM-22-41	366.05	367.25	1.20	1.00	622	2.75	0.04	0.10	847	Cuevillas
AM-22-42	349.25	350.85	1.60	1.26	787	3.65	0.09	0.19	1,088	Cuevillas
AM-22-43	223.60	225.70	2.10		486	2.68	0.04	0.09	704	FW
And	282.75	283.30	0.95		113	4.85	0.12	0.32	516	FW
And	355.50	361.50	6.00	Void 358.5 to 361.5 metres depth						Cuevillas
AM-22-44	212.40	214.80	2.40		172	1.27	0.01	0.05	276	HW
And	318.00	321.00	3.00	2.37	69	0.57	0.09	0.43	133	Cuevillas
AM-22-45	pending

Table 1: Downhole drill intersections from the holes completed along the Animas Vein Corridor.

Note:	AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
AM-21-26	407,807	2,590,363	693	51	-31.0	300.0
AM-21-27	407,807	2,590,363	693	58	-40.6	300.0
AM-21-28	407,807	2,590,363	693	39	-31.5	300.0
AM-21-29	407,807	2,590,363	693	30	-32.5	300.0
AM-21-30	407,807	2,590,363	693	66	-40.0	321.0
AM-21-31	407,807	2,590,363	693	64	-30.5	307.5
AM-21-32	407,807	2,590,363	693	32	-42.0	300.0
AM-21-33	407,807	2,590,363	693	42	-42.0	343.5
AM-21-34	407,807	2,590,363	693	74	-30.5	358.5
AM-21-35	407,807	2,590,363	693	40	-52.5	172.5
AM-21-36	407,807	2,590,363	693	50	-52.0	333.0
AM-21-37	407,806	2,590,363	693	41	-58.4	343.5
AM-21-38	408,073	2,590,296	760	320	-36.0	355.5
AM-21-39	408,073	2,590,296	760	319	-43.5	403.5
AM-22-40	408,073	2,590,296	760	309	-36.8	424.5
AM-22-41	408,063	2,590,301	757	309	-44.3	421.5
AM-22-42	408,063	2,590,301	757	297	-35.9	391.5
AM-22-43	408,063	2,590,301	757	321	-50.2	375.1
AM-22-44	408,063	2,590,301	757	331	-41.7	439.5
AM-22-45	408,063	2,590,301	757	298	-43.5	445.5

Table 2: Animas Vein Corridor drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1Moz AgEq and an in-situ inferred resource of 45.6Moz AgEq (see Company news release dated March 1, 2022).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., Vice President of Technical Services, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-announces-new-discovery-along-the-animas-vein-corridor-at-panuco-301525776.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2022/14/c2764.html

%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215. Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 14-APR-22